                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                       (Name of Persons Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of Riverside Park Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2.           TENDER OFFER OF THE BIDDER

                  This Statement relates to a tender offer for units of the Partnership by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO OP"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 3.           IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) The tender offer is being made pursuant to an Offer to Purchase, dated May 13, 1999 (the "Offer to Purchase"), a copy of which is included as Exhibit (a)(2) hereto. The information set forth in the Offer to Purchase under "The Offer -- Section
                  9. Background and Reasons for the Offer" and "The Offer --
                  Section 11. Conflicts of Interest and Transaction with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

         (a), (b) The information set forth in the Offer to Purchase under "The Offer -- Section 10. Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES.

         (a) The information set forth in the Offer to Purchase under "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference.

         (b)      Not Applicable.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                  SUBJECT COMPANY.

         (a) -  (b)        Not Applicable.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  The Offer to Purchase is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   Letter to Limited Partners, dated May 13, 1999.

         (a)(2)   Offer to Purchase, dated May 13, 1999 (Exhibit (a)(1) to the
                  Schedule 14D-1 of AIMCO Properties, L.P., dated May 13, 1999, is incorporated hereby by reference)

         (a)(3) Letter of Transmittal, dated May 13, 1999 (Exhibit (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated May 13, 1999.)

         (b)      Not Applicable.

         (c)      Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1999




                                           RIVERSIDE PARK ASSOCIATES
                                           LIMITED PARTNERSHIP
                                           a Delaware limited partnership



                                  By:      WINTHROP FINANCIAL
                                           ASSOCIATES
                                           its General Partner

                                  By:      /s/ Patrick J. Foye
                                      ----------------------------------------
                                           Executive Vice President

                                            EXHIBIT INDEX


       EXHIBIT NO.         DESCRIPTION
       -----------         -----------

         (a)(1)            Letter to Limited Partners, dated May 13, 1999.

         (a)(2) Offer to Purchase, dated May 13, 1999 (Exhibit (a)(1) to the Schedule 14D-1 of AIMCO Properties, L.P., dated May 13, 1999, is incorporated herein by reference)

         (a)(3)            Letter of Transmittal, dated May 13, 1999 (Exhibit
                           (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated May 13, 1999, is incorporated herein by reference)

         (b)               Not Applicable.

         (c)               Not Applicable.